Duncan Energy Partners L.P.
DEP Operating Partnership, L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
March 13, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Mara L. Ransom

Re:	Delaying Amendment for Duncan Energy Partners L.P. and DEP Operating Partnership, L.P. Registration Statement on Form S-3 (File No. 333-149583)
Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended, Duncan Energy Partners L.P. (the “Partnership”) and DEP Operating Partnership, L.P. (“DEP Operating”) hereby file a delaying amendment with respect to their Registration Statement on Form S-3 (File No. 333-149583), filed with the Securities and Exchange Commission on March 6, 2008.
The Partnership and DEP Operating specifically amend and incorporate into the facing page of the Registration Statement on Form S-3 the following language:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”
No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call David Buck (713-220-4301) at Andrews Kurth LLP.
Very truly yours,
/s/ Stephanie C. Hildebrandt
Stephanie C. Hildebrandt
Vice President, Chief Legal Officer and Secretary
of DEP Holdings, LLC, as general partner of the Partnership, and DEP OLPGP, LLC, as general partner of DEP Operating